UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

KongZhong Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
50047P104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047P104

1	NAMES OF REPORTING PERSONS FANG, Shin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		89,484,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		89,484,000

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89,484,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.92%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	50047P104

1	NAMES OF REPORTING PERSONS SF Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		89,484,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		89,484,000

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89,484,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.92%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G

Item 1(a)	Name of Issuer.
KongZhong Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Haidian District, Beijing 100044, China

Item 2(a)	Name of Person Filing.
SF Capital Ltd and FANG, Shin

Item 2(b)	Address of Principal Business Office.
Room 3511 Bank of America Tower, 12 Harcourt Road, Hong Kong

Item 2(c)	Place of Organization/Citizenship
British Virgin Islands and Hong Kong, People’s Republic of China

Item 2(d)	Title of Class of Securities.
Ordinary Shares

Item 2(e)	CUSIP Number.
50047P104

Item 3	Reporting Person.
Not applicable

Item 4	Ownership.
89,484,000

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
FANG, Shin owns 100% of SF Capital Ltd. Mr. Fang owns the securities indirectly through SF Capital Ltd.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not applicable

Item 9	Notice of Dissolution of Group.
Not applicable

Item 10	Certification.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 31st January 2011

By:	/s/ FANG Shin
	Name:	FANG, Shin
	Title:	Director, SF Capital Ltd